Exhibit 99.2

EXECUTION COPY

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF
LABOPHARM PHARMACEUTICALS, LLC

- among –

LABOPHARM PHARMACEUTICALS, LLC

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LABOPHARM USA, INC.

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ANGELINI PHARMACEUTICALS, INC.

May 20, 2010

In conformity with paragraph 12.2 (3) of National
Instrument 51-102 respecting Continuous Disclosure
Obligations, Labopharm Inc. has redacted certain provisions of this agreement. Redacted provisions relate to confidential commercial terms.

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2
1.1	Definitions	2
1.2	Purpose, Powers and Principal Place of Business	6
1.3	Number, Gender	7
1.4	Headings	7
1.5	Severability	7
1.6	Entire Agreement	7
1.7	Amendments	7
1.8	Date for any Action	8
1.9	Rights and Remedies	8
1.10	Governing Law	8
1.11	Exhibits and Schedules	8
1.12	Preamble	9
1.13	Enurement	9
ARTICLE 2 CAPITAL STRUCTURE; ALLOCATIONS AND DISTRIBUTIONS		9
2.1	Units	9
2.2	Unit Certificates	9
2.3	Capital Accounts	10
ARTICLE 3 GOVERNANCE AND OTHER MATTERS		10
3.1	Board of Managers	10
3.2	Vote	11
3.3	Quorum	12
3.4	Fundamental Changes	12
3.5	Meetings of Board of Managers	14
3.6	Financial Statements	15
3.7	Fiscal Year	15
3.8	Qualification in Other Jurisdictions	15
3.9	Officers	15
3.10	Name, Logos and Communications	16
ARTICLE 4 MANAGEMENT OF THE COMPANY		16
4.1	Management Committee	16
4.2	Resources	18
ARTICLE 5 BOARD OF MANAGERS OR MEMBERS DEADLOCK		18
5.1	Consultation with Senior Officers	18
5.2	Deadlock Offer	18
5.3	Conditions of Deadlock Offer prior to June 30, 2012	18
5.4	Deadlock Sale	19
ARTICLE 6 INFORMATION RIGHTS		20
6.1	Financial Statements	20
6.2	Access to Drafts	21
6.3	Reporting Requirements of the Members	21
6.4	Material Events	21

ARTICLE 7 PRE-EMPTIVE RIGHTS AND FUNDINGS		21
7.1	Pre-Emptive Rights	21
7.2	Funding Obligations	22
ARTICLE 8 FAIR MARKET VALUE		24
8.1	Fair Market Value	24
8.2	Exception	24
ARTICLE 9 RESTRICTIONS ON TRANSFER		24
9.1	No Transfer	24
9.2	Right of First Refusal	24
ARTICLE 10 TAG ALONG AND DRAG ALONG		28
10.1	Tag Along	28
10.2	Drag Along	28
ARTICLE 11 CALL RIGHT		29
11.1	Call Right	29
ARTICLE 12 CLOSING		30
12.1	Procedure and Closing for Sale of Purchased Securities	30
ARTICLE 13 PERMITTED TRANSFERS		32
13.1	Permitted Transfers	32
ARTICLE 14 NON-COMPETITION AND NON-SOLICITATION		32
14.1	Non-Competition	32
14.2	Non-Solicitation	32
ARTICLE 15 ARBITRATION		33
15.1	Notice; Negotiation	33
15.2	Arbitration	33
15.3	Costs of the Arbitration	33
ARTICLE 16 GENERAL PROVISIONS		34
16.1	Members Agreement	34
16.2	Termination of Agreement	34
16.3	Notices	34
16.4	Counterparts	35
16.5	New Member	35
16.6	Company Bound	35
16.7	Expenses	35
16.8	Indemnification	35

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THIS AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF ANGELINI LABOPHARM, LLC made this 20th day of May 2010.

AMONG:	LABOPHARM PHARMACEUTICALS, LLC, a limited liability company incorporated pursuant to the laws of Delaware with its principal office at 202 Carnegie Center, Suite 204 Princeton, NJ 08540, United States;

(hereinafter the “Company”);

AND:	LABOPHARM USA, INC., a corporation incorporated pursuant to the laws of Delaware with its principal office at 202 Carnegie Center, Suite 204 Princeton, NJ 08540, United States;

(hereinafter “Labopharm USA”)

AND:	ANGELINI PHARMACEUTICALS, INC, a corporation incorporated pursuant to the laws of Delaware with its principal office at 109 Smith Hill Road, Suffern, New York 10901, United States;

(hereinafter “Angelini Pharmaceutical”)

WHEREAS Labopharm Inc., a company incorporated under Part IA of the Companies Act (Québec), is a pharmaceutical company which, among other things, produces a novel formulation of trazodone for the treatment of major depressive disorder;

WHEREAS Labopharm USA is a wholly-owned subsidiary of Labopharm Inc.;

WHEREAS Angelini Pharmaceutical is a wholly-owned subsidiary of Finaf S.p.A.;

WHEREAS Angelini Pharmaceutical and Labopharm USA believe that benefits will accrue to both entities by forming a Company (as hereinafter defined) for the sale and distribution of the Product (as hereinafter defined) in the United States;

WHEREAS, the Company has been formed as a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.), as amended (the “Act”), by the filing on March 11, 2010 of a Certificate of Formation in the office of the Secretary of State of the State of Delaware;

WHEREAS, on March 11, 2010, Labopharm USA entered into the Limited Liability Company Agreement of the Company pursuant to which Labopharm USA was the sole member of the Company (the “Prior Agreement”); and

WHEREAS, in connection with the sale and distribution of the Product (as hereinafter defined) in the United States and in accordance with section 10 of the Prior Agreement, Labopharm USA wishes to amend and restate the Prior Agreement in its entirety as set forth herein in order to set forth the respective rights and obligations of the members and to provide for the governance and management of the Company and its affairs and for the conduct of the business of the Company.

NOW, THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

For the purposes of this Agreement, the following words and phrases shall have the following meanings, respectively, unless the context otherwise requires:

	1.1.1	“Accepting Notified Party” and “Accepting Notified Parties” have the meanings ascribed thereto at section 7.1 or section 9.2 hereof, as the context may require.

	1.1.2	“Additional Offer” has the meaning ascribed thereto at section 9.2 hereof.

	1.1.3	“Additional Offer Period” has the meaning ascribed thereto at section 9.2 hereof.

1.1.4

“Affiliate” means, in respect of any Person, another Person that, directly or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, such Person and “Affiliated” shall have a corresponding meaning.

	1.1.5	“Angelini Pharmaceutical Representative” has the meanings ascribed thereto at section 3.1 hereof.

	1.1.6	“Annual Budget” has the meaning ascribed thereto at section 3.2.1 hereof.

1.1.7

“Arm’s Length” means a relationship which exists between parties who are not Affiliates and who bear no special obligation, influence, control or relation, whether contractual or otherwise, to each other.

	1.1.8	“Board of Managers” means has the meaning ascribed thereto at section 3.1 hereof.

	1.1.9	“Budget Subcategories” means the budget subcategories as listed in

Schedule 1.1.9.

	1.1.10	“Business Day” means any day other than a Saturday, Sunday or any other day on which the national banks located in the Province of Québec, Italy or the State of Delaware are authorized to be closed.

1.1.11	“Buyer” has the meaning ascribed thereto at section 5.4 hereof.

1.1.12	“Buyer Purchase Notice” has the meaning ascribed thereto at section 5.4 hereof.

1.1.13	“Buyer Purchase Period” has the meaning ascribed thereto at section 5.4 hereof.

1.1.14	“Buyers Units” has the meaning ascribed thereto at section 5.4 hereof.

1.1.15	“Capital Account” means the capital account maintained by the Company for each Member as described in section 2.3.

1.1.16

“Cause” shall mean the occurrence of any one of the following acts or events: (i) any act of theft, fraud, embezzlement or any other act in material violation of applicable law; (ii) conviction of a crime (other than traffic violations and minor misdemeanours); (iii) any violation of a non-competition or loyalty obligation; (iv) any material failure to follow the reasonable and lawful directions of the Board of Managers of the Company; or (v) any behaviour causing material harm or damage to the Company’s public image or relations with the authorities; in each case, as determined by the Board of Managers, provided however that if the Board of Managers cannot come to a final determination as to the occurrence of any such events, then any Member shall be entitled to submit the matter to arbitration in accordance with Article 15 hereof.

1.1.17	“Chief Financial Officer” has the meaning ascribed thereto at section 3.9.1 hereof.

1.1.18	“Closing” has the meaning ascribed thereto at section 12.1 hereof.

1.1.19	“Code” means the Internal Revenue Code of 1986, as amended.

1.1.20	“Contested Units” has the meaning ascribed thereto at section 8.1 hereof.

1.1.21	“Contesting Member” has the meaning ascribed thereto at section 8.1 hereof.

1.1.22	“Deadlock Notice” has the meaning ascribed thereto at section 5.2 hereof.

1.1.23	“Deadlock Price” has the meaning ascribed thereto at section 5.2 hereof.

1.1.24	“Dispute” has the meaning ascribed thereto at section 15.2 hereof.

1.1.25	“Fair Market Value” has the meaning ascribed thereto at section 8.1 or 8.2 hereof, as the case may be.

1.1.26	“First Valuator” has the meaning ascribed thereto at section 8.1 hereof.

1.1.27	“Fiscal Year” has the meaning ascribed thereto at section 3.7 hereof.

1.1.28	“General Manager” has the meaning ascribed thereto at section 3.8 hereof.

1.1.29	“ICC Court” has the meaning ascribed thereto at section 15.2 hereof.

1.1.30	“ICC Rules” has the meaning ascribed thereto at section 15.2 hereof.

1.1.31	“Initial Budget” means the initial budget of the Company, [Redacted] , as attached hereto as Schedule 1.1.31.

1.1.32	“Initiating Members” has the meaning ascribed thereto at section 10.2 hereof.

1.1.33	“Labopharm I.P. Rights” means the “LEL Intellectual Property”, as such term is defined in the License Agreement.

1.1.34	“Labopharm USA Representative” has the meanings ascribed thereto at section 3.1 hereof.

1.1.35

“License Agreement” means the license agreement entered into on the date hereof between Labopharm Europe Limited, on the one hand, as licensor, and the Limited Partnership, on the other hand, as licensee for the Product.

1.1.36

“Limited Partnership” means Angelini Labopharm LP, a limited partnership registered under the Limited Partnerships Act 1907 of Ireland (under registration number _____________________ ), as amended and governed by the Limited Partnership Agreement.

1.1.37

“Limited Partnership Agreement” means the limited partnership agreement entered into on the date hereof among Labopharm Europe Limited and Amuchina S.p.A. as limited partners, Angelini Labopharm MGP Limited, as managing general partner and Angelini Labopharm SGP Limited as special general partner, in respect of the Limited Partnership.

1.1.38	“Main Budget Categories” means the main budget categories as listed in

Schedule 1.1.9.

1.1.39	“Managers”, and individually a “Manager”, have the meanings ascribed thereto at section 3.1 hereof.

1.1.40	“Material Event” has the meaning ascribed thereto at section 6.4 hereof.

1.1.41	“MDD Business” means the sale and distribution in the US market of N6A antidepressant pharmaceutical products (based on IMS) approved by the FDA for a major depressive disorder (MDD) indication.

1.1.42	“Members” means Angelini Pharmaceutical and Labopharm USA, and any person who becomes a member of the Company from time to time under the terms of this Agreement.

1.1.43	“Net Profits” means, with respect to a given Fiscal Year of the Company, net profits of the Company for such Fiscal Year of the Company determined in accordance with US GAAP.

1.1.44	“Notice of Acceptance or Rejection” has the meaning ascribed thereto at section 9.2 hereof.

1.1.45	“Notice of Intention” has the meaning ascribed thereto at section 7.1 hereof.

1.1.46	“Notice of Issuance” has the meaning ascribed thereto at section 7.1 hereof.

1.1.47	“Notified Party” has the meanings ascribed thereto at section 7.1 or section 9.2 hereof, as the context may require.

1.1.48	“Notified Members” has the meaning ascribed thereto at section 5.2 hereof.

1.1.49	“Offer” has the meaning ascribed thereto at section 9.2 hereof.

1.1.50	“Offer Period” has the meaning ascribed thereto at section 9.2 hereof.

1.1.51	“Offered Securities” has the meaning ascribed thereto at section 9.2 hereof.

1.1.52	“Offeree” has the meaning ascribed thereto at section 9.2 hereof.

1.1.53

“Person” means a natural person, a corporation, a limited liability company, an unlimited liability company, a limited partnership, a limited liability partnership, a general partnership, a joint stock company, a joint venture, an association, a company, a trust, a bank, a trust company, a land trust, a business trust, or other organisation, whether or not a legal entity, a government, a governmental agency or a political subdivision.

1.1.54	“Product” means the “Licensed Product” as defined in the License Agreement.

1.1.55	“Proportionate Share” means, with respect to any Notified Party or any Accepting Notified Party, the percentage result represented by the following fraction:

   A
B

where:

1.1.55.1

for the purposes of Article 7 hereof, A represents the number of then issued and outstanding Units held by the Notified Party or the Accepting Notified Party, as the case may be, in connection with and immediately preceding an issuance of Units, and B represents the number of then issued and outstanding Units held by all the relevant Notified Parties or all the relevant Accepting Notified Parties, as the case may be, in connection with and immediately preceding an issuance of Units;

1.1.55.2

for the purposes of Article 9 hereof, and in respect of the securities of each entity forming the Purchased Securities, A represents the number of such securities then issued and outstanding held by the Notified Party or the Accepting Notified Party, as the case may be, in connection with and immediately preceding an Offer, and B represents the number of such securities then issued and outstanding held by all the relevant Notified Parties or all the relevant Accepting Notified Parties, as the case may be, in connection with and immediately preceding an Offer.

1.1.56

“Purchased Securities” means the Units, the shares in the capital of Angelini Labopharm MGP Limited, the shares in the capital of Angelini Labopharm SGP Limited, and the units of the Limited Partnership.

1.1.57	“Sale Units” has the meaning ascribed thereto at section 5.4 hereof.

1.1.58

“Schedule of Delegated Authority” means the schedule of delegated authority to be presented to the Board of Directors for approval by the Chief Financial Officer and the General Manager within forty-five (45) days after their appointment, based on the summary set forth in Schedule 1.1.58 hereto.

1.1.59	“Second Valuator” has the meaning ascribed thereto at section 8.1 hereof.

1.1.60	“Seller” has the meaning ascribed thereto at section 5.4 hereof.

1.1.61	“Special Approval” has the meaning ascribed thereto at section 3.4 hereof.

1.1.62	“Third Party Offer” has the meaning ascribed thereto at section 9.2 hereof.

1.1.63	“Third Party Offeror” has the meaning ascribed thereto at section 9.2 hereof.

1.1.64	“Treasury Regulation” means a regulation issued by the United States Department of the Treasury and relating to a matter arising under the Code.

1.1.65	“Unaccepted Offered Securities” has the meaning ascribed thereto at section 9.2 hereof.

1.1.66	“Units” means membership interests of the Company now or hereafter beneficially owned by a Member.

1.1.67	“US GAAP” means the generally accepted accounting principles in United States.

1.1.68	“Vendor” has the meaning ascribed thereto at section 11.1 hereof.

1.2	Purpose, Powers and Principal Place of Business

The principal business activity and purpose of the Company shall be to engage in any lawful act or activity for which limited liability companies may be formed under the Act. The Company shall possess and may exercise all the powers and privileges granted by the Act, any other law or this Agreement, together with any powers incidental thereto, and may take any other action not prohibited under the Act or other applicable law, so far as such powers and actions are necessary or convenient to the conduct, promotion or attainment of the business, purposes or activities of the Company.

The principal office and place of business of the Company shall initially be 202 Carnegie Center, Suite 204, Princeton, New Jersey 08540. The Company may locate its place of business at any other place or places as the Board of Managers may, from time to time, deem advisable.

1.3	Number, Gender

Any reference in this Agreement to any gender shall include all genders and, unless the context otherwise requires, words used herein importing the singular number only shall include the plural and vice versa.

1.4	Headings

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an “Article” or “section” followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.5	Severability

Any Article, section, subsection or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall be severed from an illegal or unenforceable Article, section, subsection or other subdivision of this Agreement or any other provisions of this Agreement.

1.6	Entire Agreement

This Agreement, together with any other instruments to be delivered pursuant hereto, constitutes the entire agreement between the Members with respect to the subject matter hereof.

1.7	Amendments

No amendment to this Agreement shall be binding unless otherwise expressly provided in an instrument in writing duly executed by the Company and approved in writing by the Members having at least ninety percent (90%) of the votes attached to all of the Company’s issued and outstanding Units; provided, however, that each of the Members shall have been informed in writing of the proposed amendment to this Agreement at least fifteen (15) days prior to the execution of such amendment. For greater certainty, each of the Members hereby acknowledges and agrees that, upon obtaining the approval of the Members referred to in the preceding sentence, all Members shall be deemed to have consented to the execution of, and to have executed, the amendment to this Agreement and any of the Members that did not initially approve such amendment to this Agreement shall take all measures in order to evidence their deemed execution of such amendment, including, without limitation, the written execution of such amendment.

1.8	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be taken on the next succeeding Business Day.

1.9	Rights and Remedies

The rights and remedies of the Members are cumulative and not alternative. Neither the failure nor any delay in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder. To the maximum extent permitted by applicable law, (a) no claim or right arising out of this Agreement may be discharged by one Party, as a whole or in part, by a waiver or renunciation of the claim or right unless in writing signed by the other Members; (b) no waiver of any of the provisions of this Agreement that is given by a Party shall be deemed to constitute a waiver of any other provisions nor shall such waiver constitute a continuing waiver unless otherwise expressly provided in an instrument duly executed by the Party to be bound thereby; and (c) no notice to or demand on one Party shall be deemed to be a waiver of any obligation of such Party or of the right of the Party giving such notice or demand to take further action without notice or demand as provided in this Agreement.

1.10	Governing Law

This Agreement shall be treated in all respects as a Delaware contract and shall be governed by and construed in accordance with the laws of the State of Delaware (to the exclusion of its conflict of law rules).

1.11	Exhibits and Schedules

The following are the Exhibits and Schedules annexed to and incorporated in this Agreement and deemed to be a part hereof:

Exhibit A		—	Limited Partnership Agreement
Exhibit B		—	Capital Contributions and Units
Schedule	1.1.9	—	Budget Categories
Schedule	1.1.31	—	Initial Budget
Schedule	1.1.58	—	Schedule of Delegated Authority
Schedule	3.1	—	Initial Managers
Schedule	3.10.2	—	Logos
Schedule	16.5	—	Counterpart Form – New Members

1.12	Preamble

The preamble hereto is incorporated herein and deemed to be a part of this Agreement.

1.13	Enurement

This Agreement shall enure to the benefit of and be binding upon the Members hereto and their respective heirs, executors, administrators, successors and permitted assigns. The Members hereto mutually covenant and agree that they shall sign and execute all such other deeds and documents and do such other things as may be necessary or desirable from time to time for more completely and effectually carrying out the terms and intentions of this Agreement.

ARTICLE 2
CAPITAL STRUCTURE; ALLOCATIONS AND DISTRIBUTIONS

2.1	Units

All interests of Members in distributions and other amounts specified herein shall be represented by their Units. There shall be one (1) class of Units having the rights set forth in this Agreement. The Company may issue fractional Units. Except as otherwise provided herein, each Unit shall carry the right to cast one vote per Unit on any matter to be approved by the Members. As of the date hereof, the Members have made capital contributions in exchange for Units as set forth on Exhibit B attached hereto. Except as otherwise set forth in this Agreement, allocations and distributions shall be distributed to Members in proportion to their relative ownership of Units as set forth on Exhibit B.

Distributions (including distributions in liquidation) shall be made to the Members at such times as the Board of Managers may deem appropriate in their sole discretion. The Company is intended to be a partnership (not a corporation) for US income tax purposes and the Board of Managers shall not take any action inconsistent with the foregoing.

2.2	Unit Certificates

2.2.1

Each Unit shall be represented by a certificate. Each such certificate and the legend(s) endorsed thereon shall be in such form as shall be approved by the Board of Managers. Each certificate representing Units shall be signed in the name of the Company in the manner approved by the Board of Managers. The Company shall issue a new certificate to replace a lost, mutilated, stolen or destroyed certificate pursuant to such procedures as shall be approved by the Board of Managers.

2.2.2

The Company shall keep a register that will provide for the registration and transfer of Units. The Chief Financial Officer shall act as registrar and transfer agent for the purpose of registering Units and transferring Units.

	2.2.3	The Company shall be entitled to treat the record holder of any Unit as the Member holding such Unit. The Company shall not be bound to recognize any equitable or other claim to or interest in such Unit on the part of any other Person, whether or not the Company shall have actual or other notice thereof.

2.3	Capital Accounts

A separate Capital Account shall be established for each Member and shall be maintained in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) and this section 2.3 shall be interpreted and applied in a manner consistent with such regulations. No Member shall have any obligation to restore any portion of any deficit balance in such Member’s Capital Account, whether upon liquidation of its interest in the Company, liquidation of the Company or otherwise. In accordance with Treasury Regulation Section 1.704-1(b)(2)(iv)(f), the Company may adjust the Capital Accounts of its Members to reflect revaluations (including any unrealized income, gain or loss) of the Company’s property (including intangible assets such as goodwill), whenever it issues additional interests in the Company (including any interests with a zero initial Capital Account), or whenever the adjustments would otherwise be permitted under such Treasury Regulation. In the event that the Capital Accounts of the Members are so adjusted, (i) the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization and gain or loss, as computed for book purposes, with respect to such property and (ii) the Members’ distributive shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to such property shall be determined so as to take account of the variation between the adjusted tax basis and book value of such property in the same manner as under Section 704(c) of the Code. In the even that Code Section 704(c) applies to property of the Company, the Capital Accounts of the Members shall be adjusted in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g) for allocations of depreciation, depletion, amortization, and gain and loss, as computed for book purposes with respect to such property. The Capital Accounts shall be maintained for the sole purpose of allocating items of income, gain, loss and deduction among the Members and shall have no effect on the amount of any distributions to any Members in liquidation or otherwise.

Except as otherwise expressly provided herein, no Member may withdraw, or shall be entitled to a return of, any portion of such Member’s Capital Contribution.

ARTICLE 3
GOVERNANCE AND OTHER MATTERS

3.1	Board of Managers

The board of managers of the Company (the “Board of Managers”) shall initially be comprised of two (2) managers, one of which shall be nominated by Labopharm USA (the “Labopharm USA Representative”) and one of which shall be nominated by Angelini Pharmaceutical (the “Angelini Pharmaceutical Representative”). In the event of a change in the Proportionate Share of the Members after the date hereof, the Members agree that they shall have proportional board representation rights and the Members agree that they shall increase the total number of members of the Board of Managers (the “Managers” and individually a “Manager”) to the extent required to maintain such proportional representation, the number of Managers being rounded to the next whole number for such purposes. The Members further agree that a Member holding Units to which are attached less than ten percent (10%) of the votes attached to all of the then issued and outstanding Units shall cease to have any board representation rights hereunder.

The Members shall be free, subject to the foregoing, to replace their nominees at any time and from time to time upon thirty (30) days written notice. Any such Party who wishes to replace a Manager may have such Manager replaced and confirmed at any duly convened meeting of the Board of Managers at which such replacement Manager is expected to attend. In the event that the nominee or any successor nominee of a Party ceases to be a Manager of the Company, then such vacancy shall be filled by a nominee of the Party that originally nominated such Manager.

One Manager of the Board of Managers shall act as the Chairman of the Board of Managers and shall be responsible to chair and preside over all meetings of the Board of Managers. The Chairman shall not have any second or casting vote at meetings of the Board of Managers. The Chairman of the Board of Managers shall be appointed for a term of office of one (1) year by each Member successively, and the Labopharm USA Representative shall act as Chairman of the Board of Managers for the first (1st) year following the date hereof.

The Members agree that the initial Managers and the initial Chairman of the Board of Managers shall be the individuals designated in Schedule 3.1 hereto.

3.2	Vote

Except as otherwise provided in this Agreement, all acts, decisions or resolutions of the Board of Managers shall require the approval of a simple majority of the Managers of the Company who are in office at the time such approval is sought; provided, however, that any of the following acts or decisions shall require the vote of 75% of Managers then in office:

3.2.1

the approval of the annual budget which shall cover, among other things, (i) the forecast of sales volume, expenditures for advertising, promotions and other marketing activities, (ii) profit targets in money terms and as a percent margin on net outside sales, (iii) sales, research and administration, (iv) proposed annual capital expenditures, and (v) other expenditures within the budget for items costing more than the equivalent of [Redacted] ; provided, however, that if the necessary vote of [Redacted] of all the Managers cannot be secured to approve the budget for any particular year, and pending continuing discussion among the Managers to resolve the impasse on the new budget, then the Initial Budget or, as applicable, the average of the last two (2) preceding years’ budgets appropriately adjusted for current inflation, shall be deemed to be the budget for that year (the “Annual Budget”);

3.2.2	[Redacted]

3.2.3	the approval of new or modifications to existing policies on personnel compensation and benefits;

3.2.4	the execution of contractual arrangements involving significant commitments or the taking of actions outside of the ordinary course of business of the Company;

3.2.5	the appointment of attorneys-in-fact with general signing powers;

3.2.6	[Redacted]

3.2.7	[Redacted]

3.2.8	[Redacted]

3.2.9	the compensation of the General Manager and the Chief Financial Officer; and

3.2.10	the incurrence or assumption by the Company of any indebtedness for borrowed money.

3.3	Quorum

The quorum for a meeting of the Board of Managers shall consist of two (2) Managers, which shall at all times include the Labopharm USA Representative and the Angelini Pharmaceutical Representative, any of whom may be present by teleconference or videoconference. In the event of the absence of quorum at a duly called meeting of the Board of Managers, the meeting shall be adjourned to a date no less than three (3) Business Days after the original date for such meeting, and the quorum at such adjourned meeting shall be a simple majority of the Managers then in office. A written notice of any such adjournment shall be provided to each Manager then in office no less than forty eight (48) hours prior to the time on which the adjourned meeting is to resume.

3.4	Fundamental Changes

Notwithstanding the provisions of any applicable law to the contrary, the taking of any of the following actions or the implementation of any of the following matters by the Company shall require the approval of Members owning Units to which are attached voting rights representing at least 66 2/3% of the voting rights attached to all of the issued and outstanding Units (the “Special Approval”):

3.4.1

the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company or any sale, lease, exchange or other disposition of any material asset of the Company other than in the ordinary course of business;

3.4.2	the transfer of Units, except if such transfer is effected in accordance with the provisions of this Agreement;

3.4.3	the issuance or allotment of any Units;

3.4.4	the purchase for cancellation, the redemption or repurchase of any Units (except in accordance with their terms);

3.4.5	any material transaction in which the assets of the Company are merged or integrated with or into those of another Person;

3.4.6	any change to the purpose of the Company;

3.4.7	[Redacted]

3.4.8	any material acquisition of businesses by the Company or other similar material reorganization involving the Company;

3.4.9	any guarantee by the Company with respect to the obligations or liabilities of any third party (other than a wholly-owned subsidiary);

3.4.10	any transaction, agreement or amendment thereto between the Company and either Labopharm USA, Angelini Pharmaceutical or any of their Affiliates;

3.4.11

matters reserved by law to the Members, including amendments to the articles or by-laws, change of corporate name, capital increases or decreases, changes in any right, privilege or obligations attached to Units;

3.4.12	the appointment and removal of Managers and members of the Management Committee, except as provided in this Agreement;

3.4.13

the appointment and termination of the General Manager or the Chief Financial Officer, except for Cause; provided, however, that (i) Labopharm USA shall have the exclusive right to nominate any candidate to be appointed General Manager by the Board of Managers during the first five (5) years following the creation of the Company in accordance with section 3.9.1 and (ii) Angelini Pharmaceutical shall have the exclusive right to nominate any candidate to be appointed Chief Financial Officer by the Board of Managers during the first five (5) years following the creation of the Company in accordance with section 3.9.2;;

3.4.14	the appointment or removal of the external auditor(s);

3.4.15	the approval of the annual financial statements of the Company to the extent that such financial statements contain exception as expressed by the Company’s auditors;

3.4.16	any change to the Company’s allocation of Net Profits;

3.4.17	any change to the Schedule of Delegated Authority;

3.4.18	any change to the Initial Budget;

3.4.19	any change to the Company’s dividend policy;

3.4.20	decisions concerning the use by any party other than the Company of patents, trademarks and technology developed by or for the Company;

3.4.21	[Redacted]

3.5	Meetings of Board of Managers

	3.5.1	The Members agree that the Board of Managers shall meet at least four (4) times per year in the United States.

	3.5.2	Each Member shall bear the reasonable costs of attendance and participation of Managers nominated by such Member at any meeting of the Board of Managers.

3.5.3

Any Manager or Member may call a meeting of the Board of Managers to be held in the United States provided that no meeting of the Board of Managers shall be held until notice of same has been sent by prepaid registered mail, fax or delivered personally or by courier to the Managers, at least ten (10) Business Days before the date set for the holding of such meeting, provided further, however, that (i) the time for such notice shall be reduced to two (2) Business Days in the case of an urgent matter and (ii) the time for such notice may be abridged or such notice may be waived with the consent in writing of the Labopharm USA Representative and of the Angelini Pharmaceutical Representative.

3.5.4

Any resolution in writing signed by all members of the Board of Managers shall have the same force and effect as a resolution duly passed at a properly convened meeting of the Board of Managers. Any such resolution in writing may be signed in one or more counterparts, and may be delivered electronically, by fax or otherwise.

	3.5.5	The Board of Managers shall act by personal meetings, videoconference, telephone conference calls and written resolutions. Minutes shall be prepared for all meetings of the Board of Managers.

3.6	Financial Statements

The Members agree that the annual financial statements of the Company shall be audited. The auditors of the Company shall be Ernst & Young.

3.7	Fiscal Year

The current fiscal year of the Company for both financial and tax reporting purposes shall end on December 31, 2010. Each subsequent Fiscal Year of the Company shall be the period commencing on January 1st , of a year and ending on December 31st of the same year, or such other period as shall from time to time be designated by the Board of Managers (the “Fiscal Year”).

3.8	Qualification in Other Jurisdictions

The Board of Managers shall cause the Company to be qualified or registered under applicable laws of any jurisdiction in which the Company owns property or engages in activities and shall be authorized to execute, deliver and file any certificates and documents necessary to effect such qualification or registration, including, without limitation, the appointment of agents for service of process in such jurisdictions, if such qualification or registration is necessary or desirable to permit the Company to own property and engage in the Company’s business in such jurisdictions.

3.9	Officers

3.9.1

The Members covenant and agree that, for a period of five (5) years from the date hereof, they shall take all actions possible to ensure that the general manager responsible for the day-to-day operations of the Company (the “General Manager”) shall be the person designated by Labopharm USA. The General Manager shall be a full time employee of the Company

3.9.2

The Members covenant and agree that, for a period of five (5) years from the date hereof, they shall take all actions possible to ensure that the chief financial officer responsible for the day-to-day financial and administrative functions of the Company (the “Chief Financial Officer”) shall be the person designated by Angelini Pharmaceutical. The Board of Managers shall have direct access to the Chief Financial Officer, and the Chief Financial Officer shall have direct access to the Board of Managers, as required.

	3.9.3	The Members covenant and agree that their respective designees as General Manager and Chief Financial Officer shall not be removed without their express consent except for Cause.

	3.9.4	Compensation of the General Manager and the Chief Financial Officer shall be determined by the Board of Managers in accordance with the foregoing.

3.10	Name, Logos and Communications

	3.10.1	The name of the Company shall be Labopharm Pharmaceuticals, LLC or such other name as the Members may determine from time to time by Special Approval.

	3.10.2	The business of the Company shall be conducted solely under such name and all assets of the Company shall be held in such name. The Company shall use the logos attached hereto as Schedule 3.10.2.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1	Management Committee

	4.1.1	Management Committee

4.1.1.1

The overall management and control of the business and affairs of the Company shall be vested in the Management Committee. Except where herein expressly provided to the contrary, all decisions with respect to the management, operations, administration and control of the Company that are approved by the Management Committee shall be binding on the Company and each of the Members.

4.1.1.2

The Management Committee shall be composed of two (2) representatives of Labopharm USA and two (2) representatives of Angelini Pharmaceutical. Each of Angelini Pharmaceutical and Labopharm USA may change its representatives to the Management Committee from time to time by notice to the other Member.

4.1.1.3

One member of the Management Committee shall act as Chairman and shall be responsible to chair and preside over all meetings of the Management Committee. The Chairman shall not have any second or casting vote at meetings of the Management Committee. The Chairman of the Management Committee shall be appointed for a term of office of one (1) year by each Member successively, and Labopharm USA shall appoint the Chairman of the Management Committee for the first (1st ) year following the date hereof.

4.1.1.4

The Management Committee, the Board of Managers and the Members shall at all times act reasonably, expeditiously and in good faith to promote the best interests of the Company (rather than in the interests of either Member) according to good business practices.

4.1.1.5

Except as otherwise unanimously agreed to by the members of the Management Committee, the Management Committee shall meet on a monthly basis. Members of the Management Committee are expected to attend all meetings of the Management Committee. Exceptionally, a member of the Management Committee, in case of absence or unavailability, may designate an alternate who will attend and vote at a meeting of the Management Committee for and on behalf of such member.

4.1.1.6

Subject to section 4.1.1.4, all decisions to be made and actions taken by the Management Committee shall be by majority vote. All such decisions to be made and actions taken shall be made by the members in good faith. A quorum for a meeting of the Management Committee shall be not less than two persons and shall include at least one representative of each of Labopharm USA and Angelini Pharmaceutical.

4.1.1.7	All meetings of the Management Committee shall be held in Princeton, New Jersey, or in such other place as the members of the Management Committee may agree.

4.1.1.8	The Company shall bear the reasonable costs of attendance and participation of members at any meeting of the Management Committee.

4.1.1.9

The Management Committee shall, from time to time, establish procedures for conducting business, which may include personal meetings, conference telephone calls and communication by facsimile. Minutes shall be prepared for all meetings of the Management Committee.

4.1.2	Major Decisions

4.1.2.1

The Management Committee shall make all decisions required for the overall management and control of the Company and the conduct of its operations that are within the Company’s Schedule of Delegated Authority as such may be approved by the Board of Managers from time to time, including, without limitation, the following:

		(a)	presenting the financial statements of the Company and recommending their approval to the Board of Managers;

		(b)	reviewing and supervising the general operations of the Company, and monitoring their compliance with the annual budget as approved by the Board of Managers; and

		(c)	notifying the Board of Managers and the Members of any Material Event.

4.1.2.2	All decisions of the Management Committee shall be binding upon the Company and each Member.

4.2	Resources

The Members agree that their intent hereunder is to create a stand-alone entity operating independently and as a result agree that the Company shall hire all required internal resources when the volume of services requirements justifies hiring internal resources.

ARTICLE 5
BOARD OF MANAGERS OR MEMBERS DEADLOCK

5.1	Consultation with Senior Officers

In the event that the Board of Managers or the Members, for the matters set out in sections 3.2 and 3.4 hereof, respectively, are unable to come to a decision on any matter before it at any meeting with quorum, the Board of Managers or, as applicable, the Members, shall promptly have another meeting to attempt to resolve the matter. If following such second meeting the matter remains unresolved, the Board of Managers or, as applicable, the Members, shall consult with designated senior officers of each of Labopharm USA and Angelini Pharmaceutical to attempt to resolve the matter by mutual agreement.

5.2	Deadlock Offer

If the seniors officers referred to in the preceding section do not resolve the deadlock situation within fifteen (15) Business Days after the deadlock situation has been submitted to them, then any Member (the “Initiating Member”) may, within the following thirty (30) days, serve a written notice (a “Deadlock Notice”) on the other Members and any of their Affiliates who own Purchased Securities (the “Notified Members”). The Deadlock Notice shall describe in reasonable detail the nature of the dispute and the final proposal of such Member to resolve the deadlock situation, and, if such proposal is not acceptable to the Notified Members, the price at which the Initiating Member is prepared to sell the Purchased Securities held by the Seller and its Affiliates to the Notified Members (the “Deadlock Price”).

5.3	Conditions of Deadlock Offer prior to June 30, 2012

The parties agree that a Deadlock Notice may only be sent by a Member (i) after June 30, 2012, or (ii) prior to such date only if, at the end of the period ending on December 31, 2010 and each six (6)-month period thereafter ending on June 30 and December 31 of each year, (A) (i) the net sales of the Product in each of such periods is  [Redacted] lower than the net sales forecasted in the Initial Budget, or (ii) the product contribution on a combined basis for the Limited Partnership and the Company is lower than the product contribution budgeted for any of these periods by an amount equal to [Redacted] or more of the net sales budgeted for such periods in the Initial Budget, or (iii) the difference (if negative) between the actual Cash on Hand and the Cash on Hand as shown in the Initial Budget, on a combined basis for the Limited Partnership and the Company, as at December 31, 2010, June 30, 2011 and December 31, 2011 is greater in absolute value than [Redacted] respectively and (B) the parties disagree on any budgetary measure in excess of [Redacted]. For the purposes hereof, “Cash on Hand” shall mean the total cash and cash equivalents on hand less all outstanding indebtedness for borrowed money, and not considering the Members’ equity and loan contributions and distributions and payments made thereon. The parties agree that, in the circumstances described in (i), (ii) or (iii) above, the Directors appointed by each Member shall be entitled to propose changes to the Initial Budget.

5.4	Deadlock Sale

5.4.1

If, fifteen (15) Business Days after reception of such Deadlock Notice, the other Members have not accepted in writing the final proposal of the Initiating Member as described in the Deadlock Notice, then the Initiating Member (or the “Seller”) shall be deemed to have offered to sell all the Purchased Securities held by the Seller and its Affiliates (the “Sale Units”) to the Notified Members (or the “Buyers”), or, failing which, and as provided below, to purchase all the issued Purchased Securities held by the Buyers and its Affiliates (the “Buyers Units”) in accordance with the following provisions of this section.

	5.4.2	The Deadlock Notice shall be irrevocable, without conditions other than the payment of the Deadlock Price at closing in US currency and shall be deemed to:

--

constitute an offer by the Seller, open for acceptance by the Buyer for sixty (60) days from the date of service of the Deadlock Notice (the “Buyer Purchase Period”), to sell all of the Sale Units to the Buyer at the Deadlock Price in accordance with the provisions of Article 12 hereof; or

--

in the event that the Buyers do not elect to purchase all the Sale Units before the expiry of the Buyer Purchase Period the Deadlock Notice shall be deemed to constitute an alternative offer by the Seller to purchase all of the Buyers Units within seven (7) days after the end of the Buyer Purchase Period at the Deadlock Price, in accordance with the provisions of Article 12 hereof;

5.4.3

the Buyers may at any time before the expiry of the Buyer Purchase Period offer in writing to the Seller to purchase all of the Sale Units on the terms set out in this article (a “Buyer Purchase Notice”) which offer shall not be subject to any condition other than payment of the Deadlock Price. Upon reception of a Buyer Purchase Notice, the Seller shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and the Buyer shall purchase the Sale Units in accordance with the terms of Article 12 hereof;

5.4.4

if the Buyers do not serve a Buyer Purchase Notice before the expiry of the Buyer Purchase Period, the Buyers shall be deemed to have declined the offer of sale by the Seller and the Buyers shall sell and the Seller shall purchase the Buyers Units for a consideration equal to the Deadlock Price, in accordance with the terms of Article 12 hereof;

5.4.5

the sale and purchase of the Sale Units shall be completed on the day which is no later than fourteen (14) days after the end of the Buyers Purchase Period and at such reasonable time and place as the Buyers may specify by not less than thirty-six hours written notice to the Seller whereupon;

5.4.6	for the purposes of this section 5.4, the first Deadlock Notice to be sent by a Member in accordance with the terms of this Agreement shall prevail; and

5.4.7

for the purposes of this section 5.4, (i) if the Seller is Labopharm USA, then Labopharm Europe Limited covenants to sell its units of the Limited Partnership as Sale Units pursuant to the terms hereof and Labopharm Inc. covenants to sell its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as Sale Shares pursuant to the terms hereof and (ii) if the Seller is Angelini Pharmaceutical, then Amuchina S.p.A. covenants to sell its units of the Limited Partnership and its shares in Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as Sale Shares pursuant to the terms hereof.

ARTICLE 6
INFORMATION RIGHTS

6.1	Financial Statements

The Company will deliver to each Member:

6.1.1

within forty five (45) days after the end of each Fiscal Year, an audited balance sheet of the Company as at the end of such year and audited statements of income and of cash flows of the Company for such year, certified by the Company’s auditors, and prepared in accordance with US GAAP;

6.1.2

within twenty (20) days after the end of each fiscal quarter of the Company, an unaudited balance sheet of the Company as at the end of such quarter, and unaudited statements of income and of cash flows of the Company for such fiscal quarter and for the current Fiscal Year to the end of such fiscal quarter; and

6.1.3

within ten (10) days after the end of each fiscal month of the Company, an unaudited balance sheet of the Company as at the end of such month, and unaudited statements of income and of cash flows of the Company for such fiscal month and for the current Fiscal Year to the end of such fiscal month.

6.2	Access to Drafts

Each Member and its authorized representatives shall be entitled, upon reasonable written request, to review, examine and obtain copies of draft financial statements referred to in section 6.1 in order to prepare its own financial statements.

6.3	Reporting Requirements of the Members

The financial statements referred to in section 6.1 shall be prepared taking into account and addressing each Member’s financial and tax reporting requirements.

6.4	Material Events

The Company shall promptly inform each Member in writing of the occurrence of any event that, when considered individually or in the aggregate with other events, is material to the business, operations or condition of the Company (a “Material Event”), including, without limitation, each of the following: a recall of the Product, an inspection by the United States Food and Drug Administration, any material correspondence with governmental agencies.

ARTICLE 7
PRE-EMPTIVE RIGHTS AND FUNDINGS

7.1	Pre-Emptive Rights

If a Special Approval thereto has been obtained in accordance with section 3.4.3 hereof, the Company may propose to issue additional Units, provided that it shall first offer to each Member the right to subscribe for its Proportionate Share of the Units to be issued by the Company. When the Company proposes to issue additional Units, it shall give written notice to the Members of such intention (hereinafter in this section 7.1, the “Notice of Issuance”, and such Members to whom the Notice of Issuance has been sent being collectively referred to in this section 7.1 as the “Notified Parties” and each individually referred to in this section 7.1 as a “Notified Party”) and the Notice of Issuance shall specify a date, not sooner than ten (10) days nor later than fifteen (15) days from the date of delivery of the Notice of Issuance, on which the subscription must be made and the price at which the Units are to be issued. Any Notified Party that wishes to subscribe for Units to which the Notice of Issuance relates must give to the Company written notice of such intention (hereinafter in this section 7.1 the “Notice of Intention”) not later than ten (10) days after receipt of the Notice of Issuance and shall specify in the Notice of Intention the number of Units that it wishes to purchase (such Notified Parties who have sent a Notice of Intention to the Company being collectively referred to in this section 7.1 as the “Accepting Notified Parties” and each individually referred to in this section 7.1 as an “Accepting Notified Party”). A Notice of Intention shall bind the Accepting Notified Party to subscribe and pay for the Units to which it relates. A Member who fails to give such Notice of Intention by the time limited in the Notice of Issuance shall have no further pre-emptive rights in respect of the Units to which the Notice of Issuance related. Each Member acknowledges that if it does not subscribe for additional Units in accordance with this section 7.1, the Company may issue the additional Units to Accepting Notified Parties who have so subscribed or to Persons who are not Members and the effect of such action will be that its proportionate ownership of Units will be diluted. If all the Members do not claim their Proportionate Share, the unclaimed Units so offered shall be used to satisfy the claims of Accepting Notified Parties for Units in excess of their respective Proportionate Share, the unclaimed Units to be divided according to each Accepting Notified Party’s Proportionate Share among the Accepting Notified Parties desiring excess Units in proportion to the number of Units greater than the number of Units multiplied by its Proportionate Share each Accepting Notified Party desired; provided, however, that no such Accepting Notified Party shall be bound to take any Units in excess of the amount indicated in its Notice of Intention.

If, by the time limited by the Notice of Issuance, all the Units offered thereunder have not been subscribed for by Members in accordance with the provisions hereof, the Board of Managers may issue the portion of such Units not subscribed for to any Person or Persons at a price not less than the said subscription price at any time during the ninety (90) days commencing on the date of the Notice of Intention.

The following conditions precedent shall apply to the issuance of any Units pursuant to this section 7.1: the Person or Persons to whom such issuance is proposed shall, prior to such issuance, execute and deliver a counterpart to this Agreement in accordance with section 16.5 hereof (unless such Person is already a Member and thus bound by the provisions of this Agreement) and such Person shall thereupon have the same rights, and shall be subject to the same obligations and restrictions, as a Member hereunder.

7.2	Funding Obligations

	7.2.1	Additional Contributions and Management Committee Cash Calls

For any fiscal year ending after the date hereof, based upon the rate of operations of the Company, the then current operating budget and all other relevant factors as determined by the Management Committee, the Management Committee shall, on or before October 15 of each year with respect to the next Fiscal Year, prepare and furnish to the Board of Managers and the Members an operating budget setting forth the estimated funding requirements relating to the Company for such period and for each quarter thereof, and a statement showing the amounts of money which the Management Committee estimates shall be required under this Agreement from each Member relating thereto during such period and each quarter thereof.

Based upon the budget referred to above and subject to approval thereof by the Board of Managers, which budget shall be corrected and revised (subject to such further approval) from time to time as the situation may require, the Management Committee shall, not less than ten (10) days prior to the first (1st ) day of each calendar quarter, furnish to the Board of Managers and each Member a current statement showing:

		--	the estimated funding requirements relating to the Company which will be required during such calendar quarter (or such longer period as may be reasonably required by the Members),

	--	the extent, if any, to which such requirements can be satisfied by the funds of the Company, and

--

the balance of funds which will be required to be funded by each Member. On or before the tenth (10th ) day of such calendar quarter (or such later date as may be specified in such statements), each Member shall fund the amounts in respect of its Proportionate Share shown to be required of it by such statement.

7.2.2	Emergency Actions

Notwithstanding the foregoing, if the Management Committee is required to take emergency action which requires funds in excess of the funds then available to the Company and which have not been provided for in the most recent quarterly statement furnished to the Members pursuant to this section 7.2, the Management Committee may at any time furnish a statement to the Board of Managers stating:

	--	the amount of funds required, and

	--	the circumstances in reasonable detail, giving rise to the necessity of obtaining such funds;

provided, however, that the Management Committee shall give as much notice in advance of payment as is practicable under the circumstances. The Board of Managers shall have 48 hours to approve such request for funding. Upon such approval, each Member shall, as soon as practicable, fund the amounts in respect of its Proportionate Share shown to be required of it by such statement.

7.2.3	Form of Funding

All funding required to be made by the Members pursuant to this Article 7 shall be made by way of loans bearing interest of an annual rate equal to the prime rate then published by the Wall Street Journal plus 3%. If a Member fails to fund the amounts in respect of its Proportionate Share required pursuant to this Article 7, the other Member who has fully funded the amounts in respect of its Proportionate Share will have the option, but not the obligation, to lend the amounts in respect of the defaulting Member’s Proportionate Share to the Company by way of a loan bearing interest of an annual rate equal to the prime rate then published by the Wall Street Journal plus 3%.

Each Member shall provide the necessary funding on a timely basis. If a Member believes that such amount was not properly requested under this Agreement and wishes to object thereto, such Member shall nonetheless provide such funding, and shall thereafter consult with the other Members. If an agreement is reached that such amount was not properly requested, the Company shall promptly return such amount and cancel the Units issued in consideration therefore, subject to applicable solvency tests. If the Members do not agree, the objecting party may submit the dispute to arbitration pursuant to Article 15.

ARTICLE 8
FAIR MARKET VALUE

8.1	Fair Market Value

For all purposes in this Agreement except in respect of Article 7 (as indicated in section 8.2 below), the expression “Fair Market Value” shall mean the fair market value as established in accordance with section 9.1.2 of the Limited Partnership Agreement.

8.2	Exception

Notwithstanding anything to the contrary in this Article 8, for the purposes of Article 7 only, the expression “Fair Market Value” shall mean the fair market value approved annually by the Board of Managers within three (3) months following the end of the Fiscal Year; provided, however, that if the Board cannot agree on such value, then the fair market value shall be established in accordance with section 8.1 above.

ARTICLE 9
RESTRICTIONS ON TRANSFER

9.1	No Transfer

None of the Members shall sell, assign, transfer, pledge, charge, hypothecate, give or otherwise dispose of or alienate or encumber, in whole or in part, directly or indirectly, the Units which it now or hereafter owns except (i) after a period of five (5) years from the date hereof, and thereafter only as provided in Articles 9, 10 or 11 hereof, (ii) within the time periods and upon the conditions set forth in Article 5 hereof, (iii) at any time, as provided under Article 13 hereof or (iv) as may be required pursuant to the Limited Partnership Agreement or the shareholders agreements in respect of either Angelini Labopharm MGP Limited or Angelini Labopharm SGP Limited. No proposed dealing with the Units (including the issuance thereof) in violation of this Agreement shall be valid, and the Company shall not record or transfer any of the Units dealt with in violation of this Agreement in the records of the Company nor shall any voting rights attached to such Units be exercised, nor shall any dividends be paid on such Units during the period of such violation. Such disqualification shall be in addition to and not in lieu of any other remedies to enforce the provisions of this Agreement.

9.2	Right of First Refusal

Subject to section 10.2 hereof, if a Member (the “Offeree”) receives an irrevocable bona fide written offer (a “Third Party Offer”) from any Person with whom the Offeree is dealing at Arm’s Length (a “Third Party Offeror”) to purchase all of the Purchased Securities then held by the Offeree and its Affiliates (the “Offered Securities”), for cash (or other acceptable alternative such as a certified cheque, a bank draft or a money order) and payable in full at closing of the transactions contemplated in the Third Party Offer, and if the Offeree wishes to accept the Third Party Offer, then the Offeree shall first offer to sell all such Offered Securities (the “Offer”) to each of the other Members and any of their Affiliates who own Purchased Securities (collectively referred to in this section 9.2 as the “Notified Parties” and each individually referred to in this section 9.2 as a “Notified Party”) in accordance with the procedure set forth in this section 9.2.

The Offer shall be sent to each Notified Party and shall be open for acceptance by each Notified Party, in respect of its Proportionate Share of Offered Securities, for fifteen (15) days (the “Offer Period”) from receipt of the Offer by each Notified Party respectively. The Offer shall be sent in writing and be accompanied by a copy of the Third Party Offer and any related documents. The Offer shall indicate the name and address of the Third Party Offeror, a statement by the Offeree to the effect that it is dealing at Arm’s Length with the Third Party Offeror, the number and the description of the Offered Securities which each Notified Party may purchase pursuant to the Offer, the terms of payment, the price and the other terms and conditions of the Offer, which shall be the same as those set forth in the Third Party Offer. Each Notified Party shall have the right to accept its Proportionate Share of the Offered Securities.

A Notified Party shall be obliged by delivering a notice to the Offeree (the “Notice of Acceptance or Rejection”), with a copy to the Third Party Offeror within, but not after the expiration of, the Offer Period to either:

–	accept the Offer; or

–	reject the Offer.

If such Notified Party does not accept the Offer in the manner set forth above, then that Notified Party shall be deemed to have rejected the Offer.

If all the Notified Parties have accepted the Offer, then the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each of the Notified Parties shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

If, before the end of the Offer Period, one or more of the Notified Parties (but not all) shall have accepted the Offer, then the Offeree and its Affiliates who own Purchased Securities shall be required to offer to sell (the “Additional Offer”) all of the unaccepted Offered Securities (the “Unaccepted Offered Securities”) to the Notified Parties who have accepted the Offer.

The Additional Offer shall be sent to each Notified Party having accepted the Offer (each an “Accepting Notified Party” and, collectively, the “Accepting Notified Parties” for the purposes of this section 9.2) and shall be open for acceptance by each such Accepting Notified Party for seven (7) days after receipt of the Additional Offer (the “Additional Offer Period”). Each Accepting Notified Party shall have the right to purchase its Proportionate Share (calculated in light only of the Accepting Notified Parties) of the Unaccepted Offered Securities.

Each Accepting Notified Party shall be obliged by delivering a written notice to the Offeree within, but not after the expiration of, the Additional Offer Period, to either:

–	accept the Additional Offer; or

–	reject the Additional Offer.

If an Accepting Notified Party wishes to purchase more than its Proportionate Share of the Unaccepted Offered Securities, it shall set forth in its notice of acceptance of the Additional Offer the number of Unaccepted Offered Securities it agrees to purchase in addition to its Proportionate Share.

If an Accepting Notified Party has not accepted the Additional Offer in the manner set forth above, then the Accepting Notified Party shall be deemed to have rejected the Additional Offer.

If all the Accepting Notified Parties have accepted the Additional Offer:

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Notified Party having accepted the Offer shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer; and

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Accepting Notified Party having accepted the Additional Offer shall purchase its Proportionate Share (calculated only in light of the Accepting Notified Parties) of the Unaccepted Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

If some (but not all) of the Accepting Notified Parties shall have accepted the Additional Offer, then the Unaccepted Offered Securities so rejected shall be granted to the Accepting Notified Parties who have indicated their wish to purchase Unaccepted Offered Securities in excess of their Proportionate Share and, if, as a result of such purchase, all Unaccepted Offered Securities are accepted:

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Notified Party having accepted the Offer shall purchase its Proportionate Share of the Offered Securities in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer; and

–	the Offeree shall sell, and shall cause its Affiliates who own Purchased Securities to sell, and each Accepting Notified Party having accepted the Additional Offer shall purchase its Proportionate Share (calculated only in light of the Accepting Notified Party having accepted the Additional Offer) of the Unaccepted Offered Securities and, as the case may be, the Additional Unaccepted Offered Securities granted in accordance with the foregoing subsection in accordance with this Agreement and on the terms and conditions and for the cash consideration (or other acceptable alternative such as a certified cheque, a bank draft or a money order) set forth in the Offer.

Unless all the Offered Securities and the Unaccepted Offered Securities have been accepted in accordance with this section 9.2 by the Notified Parties and the Accepting Notified Parties pursuant to the Offer or the Additional Offer, as the case may be, all the Notified Parties or the Accepting Notified Parties shall be deemed to have rejected the Offer or the Additional Offer, notwithstanding any notice to the contrary duly sent to the Third Party Offeror in accordance with this section 9.2, and the Offeree (a) shall be free, subject to section 10.1 hereof, to sell for a period of ninety (90) days commencing thirty one (31) days after the expiration of the Offer Period or the Additional Offer Period, as the case may be, all (but not less than all) of the Offered Securities to the Third Party Offeror on terms and conditions not more favourable than as provided in the Offer, provided, however, that it shall be a condition precedent to the right of the Offeree to sell the Offered Securities that the Third Party Offeror has executed a counterpart of this Agreement in accordance with section 16.5, and (b) shall forthwith send a notice of such proposed sale to all the other Members.

If no sale takes place within the said ninety (90) day period, then the Offeree shall not transfer its Units without again following and being subject to the terms of this Article 9.

The provisions of this section 9.2 shall not apply to any transfer of Units permitted by Article 13 hereof.

If the Offeree is Labopharm USA, then Labopharm Europe Limited covenants to sell its units of the Limited Partnership as part of the Purchased Securities pursuant to the terms of this section 9.2 and Labopharm Inc. covenants to sell its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited pursuant to the terms of this section 9.2. If the Offeree is Angelini Pharmaceutical, then Amuchina covenants to sell its units of the Limited Partnership and its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as part of the Purchased Securities pursuant to the terms of this section 9.2.

ARTICLE 10
TAG ALONG AND DRAG ALONG

10.1	Tag Along

In the event that an Offeree is entitled, after having complied with the provisions of section 9.2 hereof, to transfer its Purchased Securities and cause its Affiliates to transfer their respective Purchased Securities to the Third Party Offeror, where the securities of each entity forming such Purchased Securities represent at least fifty-one percent (51%) of the issued and outstanding securities of the applicable entity, each of the other Members shall have the right, by notice in writing given to the Offeree (a) concurrently with the provision of its Notice of Acceptance or Rejection or (b) within the time frame required pursuant to a sale notice, as applicable, to require that the Third Party Offeror concurrently purchase the Purchased Securities held by such Member and its Affiliates on the terms and conditions of the Third Party Offer. If a Member failed (a) to provide its Notice of Acceptance or Rejection within the delay provided for in section 9.2 or (b) to respond to a sale notice within the delay provided for therein, as applicable, such Member shall be precluded from exercising its rights under this section 10.1.

If the Member requiring the purchase of its Purchased Securities is Labopharm USA, then Labopharm Europe Limited covenants to sell its units of the Limited Partnership as part of the Purchased Securities pursuant to the terms of this section 10.1 and Labopharm Inc. covenants to sell its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited pursuant to the terms of this section 10.1. If the Member requiring the purchase of its Purchased Securities is Angelini Pharmaceutical, then Amuchina covenants to sell its units of the Limited Partnership and its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as part of the Purchased Securities pursuant to the terms of this section 10.1.

10.2	Drag Along

If one or more Members receive a Third Party Offer from a Third Party Offeror to purchase all of the Purchased Securities, such Member(s) (the “Initiating Members”) shall forthwith send this Third Party Offer to the other Members. In such circumstances, the Chairman of the Board of Managers shall convene a meeting of Members within ten (10) days following transmittal of the Offer to all Members, as indicated above. During this meeting of Members, the Third Party Offer shall be debated and, in circumstances where Members holding, directly or through Affiliates, at least eighty-five percent (85%) of the securities of each entity forming the Purchased Securities agree to accept the Offer in question, then all the Members and their Affiliates who own Purchased Securities shall be deemed to have accepted the Offer. The sale of all Purchased Securities shall then be carried out as per the terms and conditions set out in the Third Party Offer. The Closing of a sale pursuant to this section shall take place at the place to be specified in a notice to be provided by the Initiating Members to such Members, no later than ten (10) Business Days prior to the date of Closing of the sale of the Purchased Securities as contemplated in the Third Party Offer. Each Member also hereby irrevocably appoints the Initiating Members at its attorney in fact, with full power of substitution, to duly deliver, endorse and transfer the Units held by such Member upon closing of the sale of the Purchased Securities.

In the event that a Third Party Offer is accepted or deemed accepted pursuant to the terms of this section 10.2, then Labopharm Europe Limited covenants to sell its units of the Limited Partnership and Labopharm Inc. and Amuchina S.p.A. covenant to sell their shares of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as part of the Purchased Securities pursuant to the terms of this section 10.2.

The provisions of this section 10.2 shall apply in priority over and supersede the provisions of section 9.2 hereof.

ARTICLE 11
CALL RIGHT

11.1	Call Right

If at any time after the date hereof: (i) an order is made for the bankruptcy, winding-up or dissolution of a Member or a liquidator, receiver, administrative receiver, examiner or trustee (or any equivalent officer in any applicable jurisdiction) is appointed to, or over all or part of the business and/or assets of, a Member or a Member stops or suspends payments to its creditors generally or, being unable or admitting its inability to pay its debts as they fall due, a Member seeks to enter into any composition or other arrangement with its creditors or, being declared insolvent, a creditor taking possession over all or any part of the assets or business of a Member or any execution or other legal process is enforced against the business or any substantial asset of a Member and is not discharged within 14 days, or anything analogous or having a substantially similar effect to any of the foregoing events occurs under the law of any applicable jurisdiction; (ii) a Member breaches the covenants contained in Article 14 hereof or (iii) a Member materially breaches the terms of this Agreement, then such Member (hereinafter in this section 11.1 the “Vendor”) and its Affiliates shall be deemed to have offered to sell all of the Purchased Securities beneficially owned or controlled by the Vendor and its Affiliates to the other Members, for a period of six (6) months, for a price equal to (a) ninety percent (90%) of the Fair Market Value of such Purchased Securities, in the case of the events contemplated in (ii) and (iii) above, and (b) the Fair Market Value of such Purchased Securities, in the case of the event contemplated in (i) above, the whole in accordance with the provisions and the procedures set forth in this Agreement, including, without limitation, Article 12 and section 16.5 hereof.

If the Vendor is Labopharm USA, then Labopharm Europe Limited covenants to sell its units of the Limited Partnership as part of the Purchased Securities pursuant to the terms of this section 11.1 and Labopharm Inc. covenants to sell its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited pursuant to the terms of this section 11.1. If the Vendor is Angelini Pharmaceutical, then Amuchina covenants to sell its units of the Limited Partnership and its shares in the capital of Angelini Labopharm MGP Limited and in the capital of Angelini Labopharm SGP Limited as part of the Purchased Securities pursuant to the terms of this section 11.1.

ARTICLE 12
CLOSING

12.1	Procedure and Closing for Sale of Purchased Securities

The closing (the “Closing”) of any sale of Purchased Securities by any Member pursuant to any provision of this Agreement, shall be held, on the date stipulated for Closing, in accordance with the following terms and conditions:

12.1.1

At Closing, the seller shall pay to the purchaser the purchase price for the Purchased Securities sold by way of bank draft or certified check, and payment for the said Purchased Securities will, except as otherwise provided for herein, be made at Closing.

12.1.2

At Closing, the seller shall deliver to the purchaser good title to the Purchased Securities being sold, free from all mortgages, hypothecs, pledges, charges, security interests, claims, encumbrances and restrictions whatsoever. If, at Closing, the Purchased Securities sold by the seller shall be subject to any mortgage, hypothec, pledge, charge, security interest, claim encumbrance or restriction, then the purchaser shall be entitled to such acts and things, and make such payments, as seem necessary to such Person in order to discharge such mortgage, hypothec, pledge, charge, security interest, claim encumbrance or restriction and the purchase price for the Purchased Securities shall be reduced by the aggregate amount of all costs, outlays and expenses made or incurred by the purchaser in so doing. For greater certainty, this section 12.1.2 shall not be construed as an authorization to pledge, charge, hypothecate or otherwise alienate or encumber the Purchased Securities.

12.1.3

If there are two or more purchasers, then the obligations of each purchaser in connection with the purchase of Purchased Securities shall be independent of the obligations of every other purchaser in that regard, and the failure of any purchaser to pay for such purchaser’s Purchased Securities shall not affect the right of any other purchaser to receive a transfer of the Purchased Securities purchased by that other purchaser.

12.1.4

If the seller is bound by an indemnity or guarantee given by such seller with the express written consent of the other Members, whereby such seller has guaranteed the payment of any debt or liability of the Company or the performance of any obligation of the Company, then the purchaser shall use all reasonable efforts to cause such guarantee to be released and cancelled at Closing, failing which the purchaser shall agree to indemnify and save harmless the seller from all claims, costs, demands and actions suffered or incurred after the Closing as a result of such guarantee.

12.1.5	At Closing, all necessary and proper corporate proceedings, as approved by counsel to the purchaser, shall be taken for the transfer of the Purchased Securities being sold.

12.1.6

At Closing, if requested by the purchaser, the seller shall procure the resignation of any of the Managers appointed by the seller and shall procure that such resignation shall take effect without any liability on the Company for compensation for loss of office or otherwise.

12.1.7

If the seller is owed any monies by the purchaser at Closing in connection with the business and affairs of the Company, such amounts shall be reimbursed in full at Closing or adequate provision for the payment of such amounts shall be made at Closing.

12.1.8	If the seller owes any monies to the purchaser at Closing, such amounts shall be deducted in full from the purchase price for the benefit of the purchaser.

12.1.9	If the seller owes any monies to the Company at Closing, such amounts shall be reimbursed in full at Closing or adequate provision for the payment of such amounts shall be made at Closing.

12.1.10	The Company shall provide transition services at cost to the seller for a period of twelve (12) months following Closing.

If a Member is obligated to sell its Purchased Securities pursuant to any provision of this Agreement and if the selling Member fails to complete the transaction of purchase and sale, then the amount which the purchasing party would otherwise be required to pay to the seller at Closing may be deposited by the purchaser into a trust account in the name of the seller at the bank branch used by the Company. Upon making such deposit and giving the seller notice thereof, or, in the case where no monies are payable on Closing, upon giving the seller notice of the seller’s default, the purchase of the seller’s Purchased Securities by that purchaser shall be deemed to have been fully completed and all right, title, benefit and interest, both at law and in equity, in and to the Purchased Securities to which the purchaser is entitled, shall be conclusively deemed to have been transferred and assigned to and vested in the purchaser. The seller shall be entitled to receive the amount deposited in the trust account upon satisfying the seller’s obligations pursuant to this Article 12.

In connection with the sale of any Purchased Securities pursuant to this Agreement, the selling Member hereby irrevocably nominates, constitutes and appoints each purchasing party as its true and lawful attorney-in-fact and agent for, in the name of and on behalf of the seller to execute and deliver in the name of the seller all such assignments, transfers, deeds or instruments as may be necessary or desirable to effectively transfer and assign the Purchased Securities being sold to the purchaser. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the death, incapacity, dissolution, winding-up, bankruptcy or insolvency of the seller. The selling Member hereby ratifies and confirms, and agrees to ratify and confirm, all that a purchaser may lawfully do or cause to be done by virtue of such appointment and power of attorney.

ARTICLE 13
PERMITTED TRANSFERS

13.1	Permitted Transfers

Notwithstanding the provisions of sections 3.4 and 9.1 hereof, a Member that is a body corporate may assign or transfer all or any portion of its Units to an Affiliate subject, however, to compliance with all other applicable provisions and procedures hereof, including, without limitation, Article 12 and section 16.5 hereof. Except with the consent of other Members, the assigning Member shall, however, remain responsible for the obligations of the assignee Member hereunder.

ARTICLE 14
NON-COMPETITION AND NON-SOLICITATION

14.1	Non-Competition

As long as a Member owns Units and for a period of three (3) years thereafter, such Member shall not, and shall cause each entity (i) that is directly or indirectly, whether now or hereafter, controlled by or is an Affiliate of such Member, (ii) in respect of which the Member whether now or hereafter has a direct or indirect interest or (iii) to which the Member directly or indirectly provides any consulting, management or similar services directly or indirectly, carry on, be engaged in, have any financial or other interest in, or be otherwise commercially involved in, any endeavour, activity or business that, directly or indirectly, is substantially similar or is in competition with the MDD Business in the territory of the United States, provided, however, that: (i) Finaf S.p.A. and its Affiliates shall not be precluded from supplying API (Trazodone) in the US market; (ii) mere ownership of less than 10% of the outstanding stock of any publicly traded corporation, whose business is engaged in a business that, directly or indirectly, is substantially similar or is in competition with the business of the Company shall be deemed not to constitute a violation of the foregoing negative covenant.

14.2	Non-Solicitation

The Company and each Member, as long as such Member owns Units and for a period of two (2) years thereafter, covenant and agree that they shall not, and shall cause each entity (i) that is directly or indirectly, whether now or hereafter, controlled by or Affiliated with the Member or the Company, (ii) in respect of which the Member or the Company whether now or hereafter has a direct or indirect interest or (iii) to which the Member or the Company directly or indirectly provides any consulting, management or similar services, directly or indirectly, in any manner whatsoever, engage, employ or retain the services of any of the key employees of the other Members or the Company.

ARTICLE 15
ARBITRATION

15.1	Notice; Negotiation

Any dispute, disagreement, controversy or claim arising out of or in connection with this Agreement, to the exclusion of any dispute, disagreement, controversy or claim relating to matters listed in sections 3.2 and 3.4 hereof, in respect of which shall be settled pursuant to the provisions of Article 5 hereof, including any question regarding its negotiation, existence, validity, interpretation, performance, breach or termination, which cannot be resolved by the Members within fourteen (14) days of receipt of a notice of dispute, shall be referred to the Chief Executive Officers (CEOs) of the Members who shall meet within thirty (30) days of receipt of said notice of dispute, to attempt to resolve such dispute, disagreement, controversy or claim within such thirty (30) day period, subject to obtaining any necessary corporate approvals of such resolution.

15.2	Arbitration

15.2.1

Any dispute, difference, disagreement, controversy or claim arising out of or in connection with this Agreement not resolved pursuant to the process contemplated by section 15.1 (“Dispute”) including any question regarding its existence, negotiation, interpretation, application, performance, breach, validity or termination, shall be finally settled under the Rules of Arbitration of the International Chamber of Commerce (“ICC Rules”) by three (3) arbitrators. The arbitration shall commence at the expiration of the thirty (30) day period contemplated by section 15.1, unless the Members otherwise agree. On or prior to the expiration of such thirty (30) day period, each Party shall nominate one arbitrator. The two (2) arbitrators so nominated shall appoint the presiding arbitrator. If either Party fails to nominate an arbitrator by the end of the thirty (30) day period referred to in section 15.1, such arbitrator shall be appointed by the ICC International Court of Arbitration (“ICC Court”). If the two (2) arbitrators nominated by the Members fail to agree upon a third arbitrator within thirty (30) days of the appointment of the second arbitrator, the presiding arbitrator shall be appointed by the ICC Court.

15.2.2

Notwithstanding section 15.1., where the amount in Dispute is less than one million US dollars (US$1,000,000) exclusive of interest and costs, the Dispute shall be finally settled under the ICC Rules by a sole arbitrator appointed in accordance with such Rules.

15.2.3	The arbitration shall take place in New York, New York.

15.3	Costs of the Arbitration

Each of the Members shall bear one-half of the costs of the arbitration, including the fees and expenses of the arbitrator(s) and any expert appointed by the arbitrator(s), and each Party shall bear all legal and other costs incurred by it in connection with the arbitration.

ARTICLE 16
GENERAL PROVISIONS

16.1	Members Agreement

Each Member hereby covenants and agrees to act and vote its Units to give full force and effect to the provisions of this Agreement.

16.2	Termination of Agreement

This Agreement shall terminate upon the occurrence of any of the following events:

	16.2.1	an agreement to such effect signed by all the Members;

	16.2.2	one Person (whether or not a Party) or such Person together with one or more of its Affiliates having acquired one hundred percent (100%) of all of the issued and outstanding Units;

	16.2.3	the entry of a decree of judicial dissolution under Section 18-802 of the Act; or

	16.2.4	dissolution required by operation of law.

16.3	Notices

All notices and other communications between the parties to this Agreement shall be in writing and shall be deemed to have been given and received if delivered personally, by courier (charges prepaid) or by confirmed telecopy to the parties at the following addresses (or at such other address for any such party as shall be specified in like notice):

if to US LLC:

202 Carnegie Center, Suite 204
Princeton, NJ 08540, USA
Attention: President
Facsimile No.: +1 609.454.0202

With a copy to: Legal Department, +1.450.686.9141

If to Labopharm USA:

202 Carnegie Center, Suite 204
Princeton, NJ 08540, USA
Attention: President
Facsimile No.: +1 609.454.0202

With a copy to: Legal Department, +1.450.686.9141

if to Angelini Pharmaceutical:

109 Smith Hill Road,
Suffern, New York 10901

Copy to Legal Affairs Department
Viale Amelia 70
00181 Rome, Italy
Attention to Mrs. Onnis Enza
Fax No.+39.06 78332194

Any notice or other communication given personally or by courier (charges prepaid) shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof unless such delivery is made after 5:00 p.m. on a Business Day or unless such day is not a Business Day, in which cases the notice or other communication shall be deemed to have been given and received upon the immediately following Business Day.

16.4	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

16.5	New Member

This Agreement shall be executed by any Person who shall from time to time become a Member by signing a counterpart hereof in accordance with Schedule 16.5 hereto. Each of such counterparts so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument. No Person shall become a Member (or a Party) without first having executed a counterpart of this Agreement in accordance with Schedule 16.5 hereto. Exhibit B shall be updated to reflect the addition from time to time of any Member.

16.6	Company Bound

The Company shall carry out and be bound by this Agreement to the full extent that it has the capacity and power at law to do so.

16.7	Expenses

Each Party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

16.8	Indemnification

16.8.1

The Company shall indemnify each Indemnitee (as defined in section 16.8.5), from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, attorneys fees and other legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings (whether the same be civil, criminal, administrative or investigative) that relate to the operations of the Company as set forth in this Agreement in which such Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, to the fullest extent permitted by the Act.

16.8.2

The indemnification provided by this section 16.8 shall be in addition to any other rights to which an Indemnitee or any other Person (as defined in section 16.8.5) may be entitled under any agreement, executed by any Manager at the direction of the Board, as a matter of law or otherwise, and shall continue as to an Indemnitee who has ceased to serve in such capacity unless otherwise provided in a written agreement pursuant to which such Indemnitee is indemnified. The Members expressly intends that the provisions of this section 16.8 shall be interpreted to reflect an ordering of liability for potentially overlapping or duplicative indemnification payments, with any applicable third- party indemnifier having primary liability and the Company having only secondary liability.

16.8.3	In no event may an Indemnitee subject the Members to personal liability by reason of the indemnification provisions set forth in this Agreement.

16.8.4

The provisions of this section 16.8 are for the benefit of the Indemnitees, their heirs, successors and assigns and shall not be deemed to create any rights for the benefit of any other Persons. Any amendment, modification or repeal of this section 16.8 or any provision hereof shall be prospective only and shall not in any way affect the limitations on the Company’s liability to any Indemnitee under this section 16.8 as in effect immediately prior to such amendment, modification, or repeal with respect to claims arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification or repeal, regardless of when such claims may arise or be asserted.

16.8.5

As used in this section 16.8, the term “Indemnitee” or “Indemnitees” shall mean (i) any Person made a party to a proceeding by reason of his, her or its status as (A) any Manager or Member, or (B) a member, partner or shareholder of any Manager or Member, or (C) a manager, officer or employee of the Company, any Manager, Member or any direct or indirect member, partner or shareholder of any Manager or the Member and (ii) such other Persons as the Board may designate from time to time (whether before or after the event giving rise to potential liability), in its sole and absolute discretion.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been executed by the Company and the Members party hereto on the date first hereinabove mentioned.

COMPANY

LABOPHARM PHARMACEUTICALS, LLC

By: _______________________________
Name:
Title:

[Operating Agreement]

LABOPHARM USA, INC.

By:  _______________________________
Name:
Title:

* * * * * * * * *

Labopharm Europe Limited hereby enters into and executes this Agreement for the purposes of sections 5.4, 9.2, 10.1, 10.2 and 11.1 and Article 12 hereof, and recognizes that it is bound by its obligations thereunder.

LABOPHARM EUROPE LIMITED

Per:  _______________________________
         Name:
         Title:

Labopharm Inc. hereby enters into and executes this Agreement for the purposes of sections 5.4, 9.2, 10.1, 10.2 and 11.1 and Article 12 hereof, and recognizes that it is bound by its obligations thereunder.

LABOPHARM INC.

Per:  _______________________________
         Name:
         Title:

[Operating Agreement]

ANGELINI PHARMACEUTICALS, INC.

By:  _______________________________
Name:
Title:

* * * * * * * * *

Amuchina S.p.A. hereby enters into and executes this Agreement for the purposes of sections 5.4, 9.2, 10.1, 10.2 and 11.1 and Article 12 hereof, and recognizes that it is bound by its obligations thereunder.

AMUCHINA S.P.A.

Per:  _______________________________
         Name:
          Title:

Finaf S.p.A. hereby enters into and executes this Agreement for the purposes of Article 14 hereof, and recognizes that it is bound by its obligations thereunder.

FINAF S.P.A.

Per:  _______________________________
         Name:
          Title:

[Operating Agreement]

Exhibit A

Limited Partnership Agreement

Exhibit B

Members

	Fair Market		Percentage
Name of Member	Value of Capital	# of Units	Interest
	Contribution		(Outstanding Units)
Labopharm USA, Inc.	[Redacted]	[Redacted]	[Redacted]
Angelini Pharmaceutical, Inc.	[Redacted]	[Redacted]	[Redacted]
TOTAL	[Redacted]	[Redacted]	[Redacted]

SCHEDULE 1.1.9

BUDGET CATEGORIES

[Redacted]

SCHEDULE 1.1.31

INITIAL BUDGET

Please see attached.

[Redacted]

SCHEDULE 1.1.58

SUMMARY OF SCHEDULE OF DELEGATED AUTHORITY

The Chief Financial Officer and the General Manager, acting together, will have authority open bank accounts; and

approve expenses in an amount greater than [Redacted]

Each of the Chief Financial Officer and the General Manager acting alone shall have authority to approve single expenses of less than [Redacted]

[Redacted]

SCHEDULE 3.1

INITIAL MANAGERS

Labopharm USA Representative:

– Mary Anne F. Heino

Angelini Representative :

– Edoardo Richter

SCHEDULE 3.10.2

LOGOS

Please see attached.

SCHEDULE 16.5

To the Amended and Restated Limited Liability Company Agreement of the Company made on the _________(_____) day of May, 2010 among the Company and its Members.

COUNTERPART

THIS INSTRUMENT forms part of the Amended and Restated Limited Liability Company Agreement of the Company (the “Agreement”) made the __________( ___ ) day of May, 2010 among the Company, Labopharm USA, Inc. and Angelini Pharmaceutical, Inc., which Agreement permits execution by counterpart. The undersigned hereby acknowledges having received a copy of the said Agreement (which is annexed hereto as Schedule I) and having read the said Agreement in its entirety, and for good and valuable consideration, receipt and sufficiency of which is hereby acknowledged, hereby agrees to become a Member under said Agreement and that the terms and conditions of the said Agreement shall be binding upon the undersigned and such terms and conditions shall enure to the benefit of and be binding upon the undersigned, his heirs, executors, administrators, successors and permitted assigns.

IN WITNESS WHEREOF, the undersigned has executed this instrument this _________day of __________________, _______.

_______________________________
(Signature of Member)

_______________________________
(Name in block letters)